March 21, 2014

Daniel L. Gordon

Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Distributed by e-mail and courier

Re:	CGI Group Inc. Form 40-F for the year ended September 30, 2013 Filed December 23, 2013 File No: 000-29716

Dear Mr. Gordon,

The following is in response to your comment letter dated February 27, 2014.

On behalf of CGI Group Inc. (“we”, “CGI” or “the Company”), I acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

To aid in the staff’s review, we have repeated the staff’s comments followed by the Company’s responses.

Form 40-F for the year ended September 30, 2013

Consolidated Balance Sheets, page 8

1. Please provide a detailed explanation for the increase in the work in progress balance between the respective periods.

The increase in work in progress of $214,716,000 is due to the timing of milestone billings. When trade accounts receivable and work in progress are analyzed together, we actually see a decrease of $5,502,000 on a year over year basis.

	September 30, 2013	September 30, 2012	Change
Thousands $
Work in progress	911,848	697,132	214,716
Trade accounts receivable	1,018,990	1,239,208	(220,218)

Total	1,930,838	1,936,340	(5,502)

19. Share-based payments, page 44

2. We note your disclosure on page 8 relating to a Share Purchase Plan. Please tell us and disclose in future filings the terms of and the accounting accorded to this plan.

The Company has a long established share purchase plan for eligible employees (participants) of CGI (the “Share Purchase Plan”) to encourage employees’ commitment towards the quality and the continuity of client service.

The participants contribute to the Share Purchase Plan through voluntary deductions at source, withheld from the participant’s net pay, made on each pay period and computed based on a percentage of the participant’s salary. CGI contributes to the Share Purchase Plan for the account of each participant an amount equal to a percentage of the participant basic contribution up to a maximum percentage of 3.5%. A participant may make additional contributions in excess of the basic contribution ranging between 0.5% and 10% of his salary. However, CGI does not match contributions in the case of such additional contributions by the participant.

The participants’ and Company’s contributions are remitted to an independent plan administrator who purchases Class A subordinate voting shares on the open market on behalf of the participants through either the Toronto Stock Exchange or New York Stock Exchange.

A participant may at any time withdraw, partially or in full, the Class A subordinate voting shares that the plan administrator holds for the participant’s account by giving a notice of withdrawal to the plan administrator. Upon receipt of the notice of withdrawal, depending on the choice made by the participant, the plan administrator either i) sells the Class A subordinate voting shares held for the account of the participant in the open market through an exchange on which the Class A subordinate voting shares are listed and pays to the participant an amount in cash equal to the proceeds of such sale, or ii) if the participant holds at least one hundred Class A subordinate voting shares in the Share Purchase Plan, causes a direct registration statement to be issued by the Company’s transfer agent to the participant in respect of the Class A subordinate voting shares withdrawn by the participant.

Similarly, upon termination of a participant’s employment with the Company, the participant’s Class A subordinate voting shares are withdrawn from the Share Purchase Plan. If the participant whose employment terminates does not make a choice in relation to the withdrawal, and if the participant holds more than one hundred Class A subordinate voting shares in the Share Purchase Plan, the plan administrator causes a direct registration statement to be issued by the Company’s transfer agent to the participant in respect of the Class A subordinate voting shares held in the Share Purchase Plan. Otherwise the Class A subordinate voting shares are sold in the open market and the proceeds of sale are remitted to the participant.

The contribution of CGI to the Share Purchase Plan for the account of each participant is recorded as an expense under ‘Salaries and other member costs’ caption of the consolidated statements of earnings.

In the future filings, we will disclose the terms of and the accounting accorded to the Share Purchase Plan.

25. Investments in subsidiaries, page 48

3. We note that subsequent adjustments were made to Logica plc.’s purchase price allocation. Please explain to us in further detail the pertinent factors that attributed to the purchase price allocation adjustments. For example, please provide us with further details of the supplementary information obtained related to contract accounting that caused adjustments to various balances. In your explanation please include when you obtained the additional information that caused the adjustment.

On August 20, 2012, CGI completed the largest acquisition in its history in terms of business size. Logica plc (“Logica”) generated $6,090,955,0001 in revenue and had 41,000 employees, compared with CGI which generated $4,772,454,0002 in revenue and had 31,000 employees before the acquisition.

Since the acquisition was completed shortly before CGI’s year-end date (September 30), and given the scope and complexity of the acquisition, initial accounting for the business combination was based on the preliminary financial models available at the acquisition date, as well as preliminary valuation reports for intangibles and premises lease values. The models and reports were based on preliminary amounts, assumptions and estimates. During the subsequent 12-month measurement period as prescribed by IFRS, CGI put in place a process to complete the gathering of information regarding the assumptions used for purposes of completing its purchase price allocation. Each change made to the purchase price allocation reflected new information obtained about facts and circumstances that existed as of the acquisition date and, if known, would have affected the measurement of the amounts recognized as of that date.

As disclosed in our consolidated financial statements ended September 30, 2013 in note 25 “Investments in subsidiaries” the impact of contract accounting was as follows:

“The Company obtained supplementary information and reviewed estimates related to client contracts and made reclassifications. As a result, accounts receivable, work in progress, prepaid expenses and other current assets, property, plant and equipment and other long-term assets decreased by an amount of $32,273,000, $13,663,000, $8,840,000, $8,947,000, $1,667,000, respectively while contract costs, accounts payable and accrued liabilities as well as long-term deferred revenue, estimated losses on revenue-generating contracts and other within other long-term liabilities increased by an amount of $948,000, $4,482,000, $29,638,000, $142,173,000 and $8,514,000, respectively.”

As disclosed in the above-mentioned paragraph, the largest adjustment in the contract accounting was the increase of the estimated losses on revenue-generating contracts by $142,173,000. Due to the complexity of certain non-standard client contracts acquired, CGI reviewed in great detail estimates related to these contracts. CGI’s Engagement Assessment Services (“EAS”) team, a group of 10 seasoned project managers whose job is to conduct monthly health check assessments on CGI’s project portfolio led the operational review of the Logica projects. The review included the identification and assessment of all risk projects and was based on a defined set of risk dimensions and assessment categories that resulted in detail reports containing actual delivery status, current financial exposure and expected further go-forward exposures which were reviewed on a monthly basis with the Executive management. Their findings identified a number of problems existing at the acquisition date such as:

[1]	Based on the consolidated financial statements of Logica as at December 31, 2011
[2]	Based on the consolidated financial statements of CGI as at September 30, 2012 that include 40 days of revenues of Logica

1)	underestimation of the complexity, lack of clarity of the client’s requirements and the ability to recover for the additional costs that were capped;

2)	the work performed prior to the acquisition date on specific contracts did not meet the contractual obligations including the level of required quality which obliged CGI to replace/rebuild the solutions;

3)	some of the Logica planned costs savings initiatives that had not been implemented and/or could not be realistically realized had to be revised or removed from the cost models.

Therefore, additional costs which had not been taken into account in the preliminary purchase price allocation needed to be incurred to complete the contract. As a result, the provision for estimated losses on revenue-generating contracts recognized in the preliminary opening balance sheet was adjusted predominantly in the third quarter as the reviews of all the projects were completed and reflected in the consolidated financial statements for the period ended June 30, 2013.

4. Please tell us whether the adjustments to Logica plc.’s purchase price allocation had any material effect to the statement of earnings (e.g., depreciation, amortization or other income effects). Refer to paragraph 49 of IFRS 3.

The adjustments to Logica purchase price allocation did not have a material effect in the Company’s consolidated statements of earnings for the year ended September 30, 2012. The net earnings impact approximated $4,700,000 and was recorded in fiscal 2013 as CGI did not consider it material and therefore did not revise the fiscal 2012 comparative information.

5. We note that current assets in the final purchase price allocation include accounts receivable with a fair value of $866.8 million, which is a decrease of approximately $195.1 million or 18% from the balance of $1,061.9 million as of June 30, 2012 disclosed in Schedule C of Exhibit 99.1 included in form 6-K filed November 5, 2012. Please provide us with a detailed explanation for the significant decrease in the accounts receivable balance.

Adjustments made to accounts receivable presented in the pro forma consolidated balance sheet (contained in the Business Acquisition Report (“BAR report”)) and the consolidated financial statements as at September 30, 2013 are summarized as follows:

Thousands $
Balance as at June 30, 2012 – Logica financial statements	1,061,907
Alignment of accounting policies	4,156
Purchase price allocation adjustment – reclassified to work in progress	(32,273)
Adjustment relating to normal business operations between June 30, 2012 and August 20, 2012 reflecting the net of July’s invoicing and 50 days of accounts receivable collection	(166,974)

Value of accounts receivable as at August 20 – final	866,816

The adjustment of $4,156,000 is due to the alignment of the revenue recognition policies as described in more details in section 6 below.

The adjustment of $32,273,000 as at September 30, 2013 relates to modifications between accounts receivable and work in progress as stated in note 25 of the Company’s consolidated financial statements.

The difference of $166,974,000 relates to normal business operations between June 30, 2012 and August 20, 2012. For example, Logica is a service company where services are invoiced at the end of the month based on staff hours spent on clients’ projects. Chargeable hours during summer period are reduced due to vacations taken. Also, since the transaction closed on the 20th of August and invoicing generally occurs at the end of the month, the August 20th balance does not reflect billings for the month of August.

6. In addition to above, we also note that you disclose in note 5a of Schedule C referenced above that pro forma adjustments were made to various balance sheet accounts to align Logica’s revenue recognition accounting policies with those of CGI. Please explain to us in detail the differences between the revenue recognition policies and quantify the impact to the related balance sheet accounts. In your response it would be helpful to include a schedule that reconciles Logica’s carrying balance as of the acquisition date to the final purchase price allocation amount.

The main difference between the revenue recognition policies was for outsourcing contracts. Logica followed an input-based method of accounting for outsourcing contract revenue recognition, which allowed it to recognize its revenues in relation to costs incurred. CGI follows an accounting policy based on outputs, as described in note 3, “Summary of significant accounting policies” to the consolidated financial statements for fiscal 2013: “Revenue from outsourcing and BPS arrangements is generally recognized as the services are provided at the contractually stated price, unless there is a better measure of performance or delivery.” This output-based method reflects better the value to the clients at a point in time for the services provided and is aligned with the policy also adopted by Cap Gemini S.A., a competitor that applies IFRS. As well, this policy is in line with U.S. generally accepted accounting principles (“GAAP”) and is applied by CGI’s competitors from the U.S. such as Accenture, Ciber and Computer Sciences Corporation.

A point of note, the above-mentioned CGI’s policy for revenue recognition had not changed with the adoption of IFRS. Under the old Canadian GAAP, the policy aligned to U.S. GAAP and has been maintained with the adoption of IFRS. No changes were made to this policy.

Specifically, Logica’s accounting policy allowed for revenue to be recognized on transition costs incurred at the beginning of an outsourcing contract, during the transition period. At CGI, no revenue associated with the transition is recognized during this period, as it is not considered to be a separately identifiable deliverable, having no value to the client on a stand-alone basis. Transition costs are capitalized and amortized over the term of the contract, and revenues are recognized when outsourcing services are rendered. At Logica, transition costs and revenues were recognized in earnings during the transition period.

After CGI had identified the differences in GAAP, the GAAP alignment assessment was performed by the contract managers in collaboration with the business unit (“BU”) controllers and the EAS team. The approach was as follows:

1)	selection from the portfolio of Logica’s contracts that required a deep GAAP alignment review. Approximately 300 contracts were selected to be reviewed;

2)	approval of the population of selected contracts, approach and methodology by a Steering committee, which was composed of CGI’s management team, advisors (external accounting firm) and EAS team;

3)	training provided to the BU controllers and the contract managers;

4)	development of the tools (i.e. contract analysis templates) to gather the appropriate financial and operational information and populate the impacts of the GAAP alignment exercise;

5)	weekly Steering committee meetings to review the work performed and various challenges;

6)	completion of the contract analysis templates by the controllers and the contract managers;

7)	review of the individual contract analysis templates by a joint team of advisors and CGI corporate finance management;

8)	detailed final reviews with the auditors as part of their audit mandate.

Consequently, the realignment of Logica’s revenue recognition practices to that of CGI resulted in:

1)	decrease of work in progress and increase of deferred revenue as a result of the change from the input-based method to the output-based method;

2)	setting up contract costs for the cost of starting up of the contract prior to the delivery of services with a standalone value;

3)	setting up property, plant and equipment for computer equipment dedicated to a single client contract that were expensed under the input method used by Logica that are now recognized as an asset under CGI subject to the Company having control over the asset;

4)	increase in the deferred tax asset related to the above adjustments.

The impact to the related balance sheet accounts of the revenue recognition policy alignment exercise presented in note 5a of Schedule C of the BAR represents the impact of Logica’s carrying balance as of the acquisition date except for its realization in the period between June 30, 2012 to August 20, 2012 which is not material.

Note 5a of Schedule C of the BAR quantifies the impact to the related balance sheet accounts as follows:

Thousands $
Accounts receivable	4,156
Work in progress	(384,096)
Property, plant and equipment	44,595
Contract costs	107,572
Deferred revenue	(117,962)
Provisions	(12,148)
Other long-term liabilities	(11,189)
Deferred income taxes	100,220

Total	(268,852)

Management’s Discussion and Analysis

3.6 Adjusted EBIT by segment, page 19

7. We note your disclosure in note 22 to the financial statements relating to tax credits netted against salaries and other member costs. Please tell us how you considered disclosing the effect of these credits to adjusted EBIT by segment.

Tax credits related to operating expenditures are recorded as a reduction of the related expense and recognized in the period in which the related expenditures are charged to operations. Tax credit related to capital expenditures are recorded as a reduction of the cost of the related asset. The tax credits related to operating expenditures reduced the salaries and increased adjusted EBIT of each of the related segments. In 2013, tax credits related to operating expenditures netted against salaries and other member costs were $95,911,000 compared to $98,750,000 in 2012 for a decrease of $2,839,000. Since the decrease was not significant, management decided not to disclose the effect of these credits to adjusted EBIT globally and by segment as they were not an element which explained the variation period over period nor would highlight trends in financial position and financial performance.

A significant portion of the tax credits came from various programs which admissibility was previously based on designated locations and eligible employees. Therefore, in order to be eligible for most of the tax credits, the Company relocated some if its eligible employees to designated locations. Real estate costs for these designated locations were significantly higher than they were at the previous facilities. The tax credits are now granted only on eligible activities but the Company continued to face long-term real estate commitments coming from designated locations.

While the stable effect of tax credits year over year did not justify their specific disclosure as part of the management’s discussion and analysis of financial condition and results of operations, the terms of the main tax measure for which the Company is eligible was disclosed in note 5 of the consolidated financial statements.

Should the staff have any comments or questions or desire any additional information, please contact the undersigned at (514) 841-3224 or François Boulanger, Vice-President and Corporate Controller, at (514) 841-3359.

Yours truly

/s/ R. David Anderson

R. David Anderson

Executive Vice-President and

Chief Financial Officer